# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Compass Therapeutics, Inc., CIK 0001738021
CUSIP: 20454B104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 80 Guest Street, Suite 601, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-25-000855
Filed by CIK 0001232621

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,176,510; sole dispositive power 0; shared dispositive power 17,176,510; aggregate amount beneficially owned 17,176,510 (9.99% of the class)
  Comment: Tang Capital Management, LLC ("TCM") beneficially owns 17,176,510 shares of the Issuer's Common Stock, which consists of: (i) 16,811,963 shares of the Issuer's Common Stock and (ii) 364,547 shares currently issuable upon exercise of Warrants (the "Warrants," as defined in the Issuer's Registration Statement filed on Form 424B5 with the Securities and Exchange Commission on August 13, 2025). The percentages used herein are based on 171,937,045 shares of Common Stock outstanding which is comprised of: (i) 171,572,498 shares of Common Stock outstanding as of August 11, 2025, as set forth in the Issuer's Prospectus filed on Form 424B5 that was filed with the Securities and Exchange Commission on August 13, 2025 and (ii) 364,547 shares currently issuable upon exercise of Warrants. TCM shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI"), Tang Capital Partners III, Inc. ("TCP III"), Tang Capital Partners IV, Inc. ("TCP IV") and Kevin Tang.
- KEVIN TANG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 17,176,510; sole dispositive power 0; shared dispositive power 17,176,510; aggregate amount beneficially owned 17,176,510 (9.99% of the class)
  Comment: Kevin Tang beneficially owns 17,176,510 shares of the Issuer's Common Stock, which consists of: (i) 16,811,963 shares of the Issuer's Common Stock and (ii) 364,547 shares currently issuable upon exercise of Warrants. Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III and TCM.
- TANG CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,274,944; sole dispositive power 0; shared dispositive power 10,274,944; aggregate amount beneficially owned 10,274,944 (5.98% of the class)
  Comment: TCP beneficially owns 10,274,944 shares of the Issuer's Common Stock, which consists of: (i) 10,069,923 shares of the Issuer's Common Stock and (ii) 205,021 shares currently issuable upon exercise of Warrants. TCP owns 3,773,704 of the Issuer's Pre-funded Warrants, which are each exercisable for one share of the Issuer's Common Stock. TCP may not exercise any portion of the Investor Warrants for shares of Common Stock if, as a result of the exercise, TCP, together with its affiliates and any other person or entity acting as a group, would own more than 9.99% of the Issuer's outstanding shares of Common Stock after exercise. However, TCP may increase such percentage to any other percentage, not in excess of 19.99% (to the extent such limit is required under applicable Nasdaq rules), by providing written notice to the Issuer, provided that any increase in such percentage shall not be effective until 61 days after notice is provided to the Issuer. The foregoing limitations remain in effect with respect to the Warrants, and, accordingly, only 205,021 shares are currently issuable upon exercise of the Warrants. TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,568,566; sole dispositive power 0; shared dispositive power 5,568,566; aggregate amount beneficially owned 5,568,566 (3.24% of the class)
  Comment: TCPI beneficially owns 5,568,566 shares of the Issuer's Common Stock, which consists of: (i) 5,409,040 shares of the Issuer's Common Stock and (ii) 159,526 shares currently issuable upon exercise of Warrants. TCPI owns 2,936,296 of the Issuer's Pre-Funded Warrants, which are each exercisable for one share of the Issuer's Common Stock. Based on the ownership limitations described above, only 159,526 shares are currently issuable upon exercise of the Warrants. TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 999,750; sole dispositive power 0; shared dispositive power 999,750; aggregate amount beneficially owned 999,750 (0.58% of the class)
  Comment: TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 333,250; sole dispositive power 0; shared dispositive power 333,250; aggregate amount beneficially owned 333,250 (0.19% of the class)
  Comment: TCP IV shares voting and dispositive power over such shares with TCM and Kevin Tang.

## Item 1. Issuer
Name of issuer: Compass Therapeutics, Inc.
Address of issuer's principal executive offices: 80 Guest Street, Suite 601, Boston, MA, 02135

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by TCM, the general partner of TCP and TCPI; Kevin Tang, the manager of TCM and Chief Executive Officer of TCP III and TCP IV; TCP; TCPI; TCP III; and TCP IV.
Address of principal business office or, if none, residence: The address of TCM, Kevin Tang, TCP and TCPI is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101.
Citizenship: TCM is a Delaware limited liability company. Mr. Tang is a United States citizen. TCP and TCPI are Delaware limited partnerships. TCP III and TCP IV are Nevada corporations that are indirectly wholly owned by TCP.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,176,510
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 17,176,510 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 17,176,510 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (11/14/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (11/14/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (11/14/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (11/14/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (11/14/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (11/14/2025)